Aflac Incorporated 1st Quarter 2008 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31,
(In thousands)	2008		2007

Fixed charges:
Interest expense*	$7,386		$7,977
Interest on investment-type contracts	5,122		3,548
Rental expense deemed interest	320		238

Total fixed charges	$12,828		$11,763

Earnings before income tax*	$725,759		$636,066
Add back:
Total fixed charges	12,828		11,763

Total earnings before income tax and fixed charges	$738,587		$647,829

Ratio of earnings to fixed charges	57.6	x	55.1	x

*	Excludes interest expense on income tax liabilities
EXH 12-1